Exhibit 99.1

Sapiens DECISION Recognized as a “Hot Vendor in Digital

Business Platforms, 2017”

Sapiens DECISION was chosen as a “Hot Vendor” for empowering business people with an intuitive visual model and the ability to apply decision logic across systems and processes

Holon, Israel and Cary, North Carolina – May 23, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services industry, announced today that Sapiens DECISION was recognized as one of the “Hot Vendors in Digital Platforms, 2017” by Arragon Research Inc., an independent research and advisory firm.

“The demand for new digital implementations that differentiate organizations is increasing quickly, which has created a fertile environment for the growth of digital business platforms,” said Jim Sinur, vice president of research and an Arragon fellow. “‘2017 Hot Vendors’ identified by Aragon Research have cutting-edge technologies and are doing something truly new or different in their respective markets.”

Continued Sinur: “Sapiens DECISION’s secret sauce is that business people can represent their decisions in a friendly visual model and store the current decisions in inventory, while cascading the most recent decision logic to many systems, processes and work management platforms with speed and consistency. This helps with operational policies, decisions and rules for optimization and compliance. In some cases, organizations can manage decisions by emerging business scenarios. Sapiens DECISION facilitates the business management and control over their decisions through extensive governance and management utilities.”

“This important recognition validates Sapiens DECISION’s continued investment in our platform, as well as the hard work of our team,” said Harold Westervelt, managing director, Sapiens DECISION. “We are proud to be recognized for the innovative technology we are providing to our North American and global customers and we thank Arragon Research for the citation. The high demand for digital implementations and automated business logic has positioned Sapiens DECISION as an attractive option for financial services institutions.”

Decision Management enables the management and transformation of an enterprise, by helping to identify and validate the knowledge from within the organization’s multiple and disparate internal and external data sources.

Using decision management, an enterprise can determine, validate and automate decisions to maximize value and consistency in customer interactions and ensure compliance with regulations. The Sapiens DECISION platform offers a complete business decision management solution to effectively address the pain and complexity of determining and then translating business logic – data and business rules used to make business decisions – to operational code.

About Hot Vendors 2017

“2017 Hot Vendors” identified by Aragon Research Inc. have cutting-edge technologies and are doing something truly new or different in their respective markets. The first series of Hot Vendors for 2017 includes vendors in AI & Streaming Analytics, Digital Business Platforms, Sales Enablement and UCC. For more information: www.aragonresearch.com/hot-vendors-in-digital-business-platforms-2017.

About Arragon Research Inc.

Aragon Research is an independent research and advisory firm. It provides business and IT executives with the actionable insights they need to navigate technology's ever-evolving impact on business. Headquartered in Morgan Hill, CA, Aragon Research works with executives at every major level of the business and across industries to give them the tools they need to make more informed technology and strategy decisions. For more information: www.aragonresearch.com.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com